

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2020

Christopher Noyes
Senior Vice President and Chief Financial Officer
Liberty Latin America Ltd.
2 Church Street,
Hamilton, Bermuda HM 11

> **Re: Liberty Latin America Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 19, 2020**
> **8-K filed May 5, 2020**
> **File No. 001-38335**

Dear Mr. Noyes:

 We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Loss , page F-18

1. We note that you refer to aggregate Adjusted OIBDA hereunder and OIBDA (on a consolidated basis) elsewhere in your filing (pages II-20 and II-22). We further note in Item 2.02 of each of your Forms 8-K, that Adjusted OIBDA (which you rename as OCF in such 8-Ks) is a " meaningful measure because it represents a transparent view of your recurring operating performance that is unaffected by your capital structure" and is "useful to investors because it is one of the bases for comparing your performance with the performance of other companies in the same or similar industries." Outside of the segment footnote, please identify consolidated adjusted OIBDA as a non-GAAP measure. Accordingly, please provide the required reconciliation and disclosures pursuant to Item 10(e)(i) of Regulation S-K.

If you also use Adjusted OIBDA as a liquidity measure, as suggested by its alternate titling as OCF, an acronym for operating cash flow, please additionally reconcile to net cash provided by operating activities, which would be its most comparable GAAP liquidity measure.

Form 8-K filed May 5, 2020

Liberty Latin America Reports Fiscal 2019 Results, page 4

2. We note that your presentation of rebased revenue growth in the headline and throughout the earnings release is not consistent with Q&A 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018). Please revise in future filings.

3. We further note your disclosure on page 14 that the adjustments reflected in your "rebased amounts have not been prepared with a view towards complying with Article 11 of Regulation S-X" . Merely combining information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Regulation S-X Article 11, such as your rebased amounts and growth percentages, would generally be inappropriate. Notwithstanding, if provided in the future, supplemental S-X Article 11 pro forma financial information, in lieu of rebased information, should not be presented with greater prominence than the historical financial statements. Please revise in future filings.

OCF Definition and Reconciliation, page 15

4. We note your disclosure that OCF has the same meaning as the term "Adjusted OIBDA" that is referenced in your Form 10-Q (and additionally, in your 10-K). Inconsistency in the labeling of a non-GAAP measure is confusing and thus, may be potentially misleading to investors. Refer to Regulation G, Rule 100(b). Please revise in future filings.

    Additionally, please make clear that OCF (or Adjusted OIBDA if renamed as such) and Adjusted Free Cash Flow are identified as non-GAAP measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Craig Wilson, Senior Advisor at (202) 551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology